

March 25, 2009

Mr. S. R. Mills
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:** **Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **Response Letter Dated March 10, 2009**
> **File No. 001-00044**

Dear Mr. Mills:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Note 4 – Inventories and Derivatives, page 47

1. We are considering your response to prior comments one and two in your letter dated March 10, 2009. Please provide us with the following additional information:

   a. Identify the specific commodities that you carry at market value; indicate the extent to which these are inventories for which you are unable to determine costs, and explain the reasons you do not know the costs.

   b. Tell us where you record the changes in the market value of these commodities on your Consolidated Statements of Earnings.

     c. Tell us the quantities and values of inventories that you purchased and accounted for at market value subsequently which were later resold with little or no further processing for each fiscal year reported, compared to those that you process further and then sell.

     d. Clarify when and under what circumstances your agricultural commodity inventories move from one reportable segment to other segments.

     e. Tell us how you account for your agricultural commodity inventories once these inventories enter a processing stage, clarifying the point at which you terminate fair value accounting for inventories that are processed into products which are not immediately marketable and fungible.

     f. Tell us the typical amount of time that your various agricultural commodity inventories are held, and indicate whether they are available for immediate delivery to your customer at all times during this period.

     g. Tell us how long your practice of valuing these inventories at fair value has been in place, describe your previous policy, and explain the reasons for changing to your current policy.

2.   We understand that you also apply fair value accounting to certain commodities that you blend to achieve certain desired quality characteristics, even in periods after the blending has occurred. Tell us how such blended commodities, with different quality characteristics, can also be fungible and interchangeable. Also explain how such quality differences are reflected in the market prices used to adjust inventory at each period end, under your fair value accounting.

3.   We understand that you enter into deferred pricing arrangements with agricultural commodity producers who have the right to delay the determination of the transaction price until after the commodity is delivered. Please advise whether our understanding is correct.. If so, provide us with a summary of the salient terms of these arrangements, as well as address the following points.

     a. Indicate when and under what circumstances the dates of pricing are typically determined.

     b. Tell us when and how the final price is determined, and indicate whether there is any relationship to the date the purchased inventory is sold or used in further processing.

     c. Explain the rationale for allowing title to transfer before pricing occurs.

      d. Tell us the portion of your annual purchases that are made under these types of arrangements.

      e. Indicate the usual time frame between the dates you take title to the inventory and those when the final price is determined.

      f. Explain how you determine when inventory purchased from a producer is sold or used.

      g. Explain how you record accounts payable for inventory purchased, when title has passed, prior to the date of determining the final price.

      h. Tell us how changes in accounts payable resulting from finalization of purchase prices are recorded.

In addition to the foregoing, for those contracts under which you take title to commodities before final pricing, please tell us whether you are provisionally pricing these quantities and accounting for the embedded derivative.

If you have opted to give no accounting recognition to the provisional element, please explain your rationale.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                      Sincerely,

                      Karl Hiller
                      Branch Chief